

June 27, 2013

Via E-mail
Mr. Claudio Zezza
Chief Financial Officer
TIM Participacoes S.A.
Avenida das Americas, 3,434 - 7° andar
22640-102 Rio de Janeiro, RJ, Brazil

  Re: TIM Participacoes S.A.
    Form 20-F for the Year Ended December 31, 2012
    Filed March 20, 2013
    File No. 001-14491

Dear Mr. Zezza:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Statements of Cash Flow, page F-9

1. Refer to your line items, "Monetary restatement on court deposits and contingencies" and "Interest and monetary and exchange variation on loans." Please expand your MD&A to discuss the impact of inflation on your results of operations, including the nature of the arrangements that were impacted by inflation. We note your monetary adjustments disclosed in Note 33 and 34 on page F-76. In addition, provide a sensitivity analysis that addresses the inflation risk pursuant to paragraphs 40(a), B17, and IG32 of IFRS 7.

Note 8. Accounts receivable, page F-35

2. We note that the amount of your past due accounts over 90 days significantly exceeded your provision for doubtful accounts. We also note your accounts receivable policy in

Note 4.f. on page F-24. Please tell us in more detail the factors you considered in concluding that the provision is adequate.

Note 40. Financial instruments and risk management

Leverage, page F-90

3.   Please reconcile EBITDA to net income. In addition, discuss the leverage ratio in your liquidity discussion on page 85. Your discussion should provide the following:

- explain why the financial leverage index will enhance an investor's understanding of your financial condition and/or cash flows;
- identify those factors which should be considered by investors in evaluating the financial leverage index and discuss how you interpret the trends depicted by it; and
- alert investors that the financial leverage index may not be comparable to similarly titled measures presented by other companies and could be misleading unless all companies and analysts calculate them in the same manner.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding

Mr. Claudio Zezza
TIM Participacoes S.A.
June 27, 2013
Page 3

comments on the financial statements and related matters. Please contact me at (202) 551-3810
with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director